

Mail Stop 3561

August 24, 2017

Ms. Patricia L. Kampling
Chairman and Chief Executive Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718

   Re: **Alliant Energy Corporation
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 24, 2017
      File No. 1-09894**

Dear Ms. Kampling:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             /s/ James Allegretto

             James Allegretto
             Senior Assistant Chief Accountant
             Office of Consumer Products